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                                                                Exhibit 12

                          GATX Capital Corporation
                     Ratio of Earnings to Fixed Charges
                          Year Ended December 31,
                               (in thousands)


                              1993    1992     1991     1990     1989
Fixed Charges:               ------  ------   ------   ------   ------
Interest on indebtedness
   and amortization
   of debt discount
   and expense            $ 65,454 $ 71,889  $ 71,374 $ 57,167 $ 53,609
Capitalized interest           279      731     2,549    7,574    4,260
Portion of rents representing
   interest factor (assumed
   to approximate 33%)       3,012    2,440     1,346    1,201      764
                          --------  --------  ------- -------- --------

Total fixed charges       $ 68,745 $ 75,060  $ 75,269 $ 65,942 $ 58,633
                          ======== ========  ======== ======== ========
Earnings available for fixed charges:

   Net income (loss)     $  21,525 $ (7,197) $ 28,485 $ 31,603 $ 28,144

   Add (deduct):
    Income taxes (benefit)  21,361   (9,849)   22,549   22,693   22,936
    Cumulative effect of
      accounting changes         0   (9,456)        -        -        -
     Equity in net earnings
      of joint ventures,
      net of dividends
       received             16,222   40,161     7,109        -        -
      Fixed charges
      (excluding capitalized
      interest)             68,466   74,329    72,720   58,368   54,373
                        ---------- -------- --------- -------- --------
   Total earnings
      available for
      fixed charges      $ 127,574 $ 87,988 $ 130,863 $112,664 $105,453
                        ========== ======== ========= ======== ========
Ratio of earnings to
      fixed charges           1.86    1.17     1.74     1.71     1.80
                            ======  ======   ======    =====    =====

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